UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:         Diamond Hill Securitized Credit Fund
Address of Principal Business Office:
325 John H. McConnell Blvd., Suite 200
Columbus, Ohio 43215

Telephone Number (including area code): (888) 226-5595
Name and Address of Agent for Service of Process:
Jo Ann Quinif, Trustee
Diamond Hill Securitized Credit Fund
325 John H. McConnell Blvd., Suite 200
Columbus, Ohio 43215

With Copies to:
Michael V. Wible
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, Ohio 43215

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [ ]

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Columbus and the State of Ohio on the 7th day of May, 2024.

By: /s/Jo Ann Quinif________________________________
Jo Ann Quinif
Trustee (sole trustee)

Attest: /s/Karen R. Colvin___________________________
Karen R. Colvin
Secretary